FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	July	……………………………………………… ,	2021

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	July 28, 2021	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2021

CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND

THE FIRST HALF ENDED JUNE 30, 2021

July 28, 2021

CONSOLIDATED RESULTS FOR THE SECOND QUARTER

		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended June 30, 2021	Three months ended June 30, 2020	Change(%)		Three months ended June 30, 2021
Net sales	¥881,933	¥673,315	+	31.0	$7,945,342
Operating profit (loss)	77,269	(17,755)		-	696,117
Income (loss) before income taxes	85,773	(7,223)		-	772,730
Net income (loss) attributable to Canon Inc.	¥61,149	¥(8,835)		-	$550,892

Net income (loss) attributable to Canon Inc. shareholders per share:
- Basic	¥58.48	¥(8.45)		-	$0.53
- Diluted	58.46	(8.45)		-	0.53

CONSOLIDATED RESULTS FOR THE FIRST HALF
		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projection
	Six months ended June 30, 2021	Six months ended June 30, 2020	Change(%)		Six months ended June 30, 2021	Year ending December 31, 2021	Change(%)
Net sales	¥1,724,584	¥1,455,627	+	18.5	$15,536,793	¥3,600,000	+	13.9
Operating profit	147,833	15,122	+	877.6	1,331,829	283,000	+	156.0
Income before income taxes	151,821	27,288	+	456.4	1,367,757	298,000	+	128.7
Net income attributable to Canon Inc.	¥105,603	¥13,071	+	707.9	$951,378	¥201,000	+	141.2

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥100.99	¥12.41	+	713.8	$0.91	¥192.23	+	142.2
- Diluted	100.97	12.41	+	713.6	0.91	192.17	+	142.2

	Actual
	As of June 30, 2021	As of December 31, 2020	Change(%)		As of June 30, 2021
Total assets	¥4,747,261	¥4,625,614	+	2.6	$42,768,117

Canon Inc. shareholders’ equity	¥2,745,425	¥2,575,031	+	6.6	$24,733,559

Notes:	1. Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2. U.S. dollar amounts are translated from yen at the rate of JPY111=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 30, 2021, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2021 Second Quarter in Review

Looking back at the second quarter of 2021, the global economy trended toward recovery thanks to the rollout of vaccines in developed countries and the resumption of economic activities despite the continued spread of the coronavirus disease (“COVID-19”) pandemic. In the United States, economic recovery advanced as a result of the rapid normalization of economic activities and the continued increase in personal consumption and expansion of capital investment. In Europe, restrictions on economic activities were gradually eased in each country, and the economy began to recover due to such factors as an increase in exports. In China, the economic recovery continued as a result of the easing of government restrictions due to a decrease in the number of new infections and the continued expansion of domestic demand and exports. In other emerging markets, economic activities continued to stagnate due to the resurgence of COVID-19 variant infections, primarily in India. In Japan, despite the resurgence of infections, the economy continued to gain momentum as production activities and exports continued to recover.

Amid these conditions, in the markets in which Canon operates, demand for office multifunction devices (MFDs) showed significant increase compared with the same period of the previous year, when the market declined sharply as the COVID-19 pandemic spread worldwide. For laser printers, demand was above that of the same period of the previous year, mainly for monochrome models. For inkjet printers, demand in home use remained solid in developed countries and emerging countries. For cameras, amid the COVID-19 pandemic, the market remained solid mainly for mirrorless cameras due to the growth of photography as a hobby. For medical equipment, the trend toward recovery continued due to increased sales activities focusing on medical institutions. For lithography equipment, demand for both semiconductor lithography equipment and FPD (Flat Panel Display) lithography equipment remained solid.

The average value of the yen during the second quarter and the first half of the year was ¥109.48 and ¥107.82 against the U.S. dollar, respectively, a year-on-year depreciation of approximately ¥2 and the same level as the previous year, and ¥131.94 and ¥129.90 against the euro, respectively, a year-on-year depreciation of approximately ¥13 and a year-on-year depreciation of approximately ¥10.

As for the second quarter, unit sales of office MFDs and equipment for the production printing market were above those of the same period of the previous year. Sales of services and consumables also increased due to a recovery of corporate activity. As for the Prosumer consisting of laser printers and inkjet printers, unit sales of laser printers were below those of the same period of the previous year due to the stagnation of production activity, despite increased demand due to remote working. For inkjet printers, although unit sales were below those of the same period of the previous year, when demand in home use increased sharply due to the spread of COVID-19, sales were above those of the same period of the previous year due to an increase in sales of refillable ink tank printers. For interchangeable-lens digital cameras, unit sales were above those of the same period of the previous year in many regions due to strong sales of the EOS R5 and EOS R6 full-frame mirrorless cameras. As for network cameras, which are being used in a growing range of applications, sales increased due to the strengthening of sales activities. For medical equipment, sales increased in major areas due to strong sales of computed tomography (CT) systems and diagnostic X-ray systems. While sales for semiconductor lithography equipment remained solid, sales for FPD lithography equipment were significantly above those of the same period of the previous year. However, sales for OLED display manufacturing equipment were below those of the same period of the previous year due to the review of investment timing by some customers. Under these conditions, second-quarter net sales increased by 31.0% year-on-year to ¥881.9 billion. Net sales for the first half of the year increased by 18.5% year-on-year to ¥1,724.6 billion. Gross profit margin increased by 6.5 points to 47.4%. Operating expenses increased by 16.1% year-on-year to ¥340.4 billion due to the effects of exchange rate fluctuations, although expense ratio improved significantly thanks to Group-wide promotion of efficiency for expenses and the results of structural reform. As a result, operating profit totaled ¥77.3 billion representing in a shift from an operating loss in the same period of the previous year to an operating profit. Other income (deductions) decreased by ¥2.0 billion year-on-year to ¥8.5 billion, due to such factors as valuation losses on securities, while income before income taxes totaled ¥85.8 billion and net income attributable to Canon Inc. totaled ¥61.1 billion, with both incomes having recovered significantly from net losses in the same period of the previous year. Operating profit for the first half of the year increased by 877.6% to ¥147.8 billion, while income before income taxes increased by 456.4% to ¥151.8 billion and first-half net income attributable to Canon Inc. increased by 707.9% to ¥105.6 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥58.48 for the second quarter, a year-on-year increase of ¥66.93 representing in a shift from a loss in the same period of the previous year, and ¥100.99 for the first half, a year-on-year increase of ¥88.58.

Results by Segment

Looking at Canon’s second-quarter performance by business unit, in the Printing Business Unit, unit sales of office MFDs increased compared with the same period of the previous year, thanks to strong sales of the imageRUNNER ADVANCE DX series. For equipment for the production printing market, sales increased and unit sales significantly increased compared with the same period of the previous year. Sales of services and consumables increased as a result of higher print volumes, particularly for office MFDs, as corporate activity gradually headed toward recovery. As for the Prosumer, unit sales of laser printers, both monochrome and color models, decreased compared with the same period of the previous year due to stagnation of production activity resulting from lockdowns in Southeast Asia despite an increase in demand due to remote working. Unit sales of consumables increased significantly compared with the same period of the previous year, when demand decreased due to the impact of COVID-19. For inkjet printers, unit sales were below those of the same period of the previous year, when demand from home use increased rapidly due to the spread of COVID-19. However, sales were above those of the same period of the previous year as unit sales of refillable ink tank printers increased compared with the same period of the previous year based on strong global demand. These factors resulted in total sales for the business unit of ¥489.6 billion, a year-on-year increase of 24.5%, while income before income taxes increased by 229.5% year-on-year to ¥66.0 billion. Sales for the combined first six months of the year totaled ¥959.0 billion, a year-on-year increase of 10.1%, while income before income taxes totaled ¥120.6 billion, a year-on-year increase of 57.0%.

As for the Imaging Business Unit, unit sales of interchangeable-lens digital cameras were above those of the same period of the previous year due to demand from customers who began photography as a hobby amid the COVID-19 pandemic, and strong sales of the EOS R5 and EOS R6. In addition, sales of interchangeable lenses increased significantly due to the expansion of the lens product lineup. As for network cameras, despite the continued impact of COVID-19, sales increased mainly as a result of strengthening sales activities for such diversified applications as remote monitoring and monitoring of congested and confined spaces as well as conventional market needs including crime prevention and disaster monitoring tools. These factors resulted in total sales for the business unit of ¥169.8 billion, a year-on-year increase of 77.8%, while income before income taxes totaled ¥20.9 billion, representing in a shift from a loss for the same period of the previous year to a profit. Sales for the combined first six months of the year totaled ¥318.5 billion, a year-on-year increase of 47.9%, while income before income taxes totaled ¥38.9 billion resulting in a recovery from a loss for the same period of the previous year.

As for the Medical Business Unit, although the resurgence of COVID-19 infections had an impact on business negotiations and installation in some regions, sales of CT systems and diagnostic X-ray systems increased mainly in Europe and the United States, as well as strong sales in Japan. These factors resulted in total sales for the business unit of ¥111.8 billion, a year-on-year increase of 9.7%, while income before income taxes decreased by 36.5% year-on-year to ¥3.8 billion due to the resumption of exhibitions and other activities that Canon did not participate in last year. Sales for the combined first six months of the year totaled ¥236.2 billion, a year-on-year increase of 13.6%, while income before income taxes totaled ¥15.5 billion, a year-on-year increase of 53.0%.

As for the Industrial & Others Business Unit, regarding semiconductor lithography equipment, demand for memory devices, image sensors and automotive devices remained solid. As a result, unit sales remained strong at a level equivalent to the same period of the previous year. For FPD lithography equipment, there was growth in demand for panels. As a result, unit sales increased significantly compared with the previous year, when equipment installation stagnated due to circumstances related to COVID-19. However, sales of OLED display manufacturing equipment decreased as a result of reviewed investment timing by some customers. These factors resulted in total sales for the business unit of ¥138.1 billion, a year-on-year increase of 38.7%, while income before income taxes increased by 733.4% year-on-year to ¥15.6 billion. Sales for the combined first six months of the year totaled ¥262.6 billion, a year-on-year increase of 32.4%, while income before income taxes totaled ¥24.8 billion, a year-on-year increase of 177.6%.

Cash Flow

In the first half, cash flow from operating activities increased by ¥131.8 billion year-on-year to ¥272.6 billion due to a significant increase in profit and working capital improvement. Cash flow used in investing activities increased by ¥7.5 billion year-on-year to ¥80.4 billion mainly due to a decrease in the sale of fixed assets. Accordingly, free cash flow increased by ¥124.3 billion compared with that of the previous year to ¥192.2 billion.

Cash flow from financing activities recorded an outlay of ¥89.7 billion mainly due to the repayment of long-term debt and dividend payout.

Owing to these factors, as well as the impact from foreign currency exchange adjustments, cash and cash equivalents increased by ¥115.9 billion to ¥523.6 billion from the end of the previous year.

Outlook

Looking at the global economy from the third quarter onwards, while the progress of COVID-19 vaccinations is expected to support the resumption of economic activities, it will take time to see a full-scale recovery of the global economy. In addition, there are risks of delay in the supply of semiconductor chips and of tight supply due to high demand for international freight transport. Under these conditions, economic prospects continue to remain uncertain throughout the world. However, the pace of the global economy is expected to recover moderately over the long term, supported by various economic measures and fiscal policies in each country and region.

In the markets in which Canon operates, for office MFDs, as there is a recovery of corporate activity, demand for the imageRUNNER ADVANCE DX series is expected to increase. For laser printers, demand is expected to increase due to signs of recovery of demand from offices as well as in home use. For inkjet printers, demand is expected to remain solid due to print volumes resulting from remote work and education, which have become more commonplace due to the impact of the COVID-19 pandemic. As for interchangeable-lens digital cameras, the overall market is expected to increase slightly compared with the previous year. Canon will strengthen the competitiveness of its full-frame mirrorless cameras and interchangeable lenses while reinforcing sales promotion efforts amid a shift to mirrorless cameras and improving the product mix. For network cameras, the market is expected to continue growing due to the stable expansion of sales markets and increasing demand for video analysis solutions. As for the medical equipment market, demand is expected to continue to recover due to progress in sales activities focusing on medical institutions, despite concerns about the impact of a resurgence in COVID-19 infections. For semiconductor lithography equipment, while demand for memory devices is expected to remain solid, demand for image sensors and automotive devices is expected to continue to increase. For FPD lithography equipment, demand will remain solid as panel manufacturers are expected to increase capital investments.

With regard to currency exchange rates on which Canon bases its performance outlook for the third quarter onwards, Canon anticipates exchange rates of ¥108 to the U.S. dollar and ¥130 to the euro, representing depreciation of approximately ¥1 against the U.S. dollar and depreciation of approximately ¥8 against the euro as the annual average rates of the previous year.

Sales of inkjet printers, full-frame mirrorless cameras, medical equipment and semiconductor lithography equipment increased steadily due to strong demand in each region. Additionally, in the office market, a recovery of print demand is expected. Taking into consideration these circumstances and exchange rate assumptions, Canon projects full-year consolidated net sales of ¥3,600.0 billion, a year-on-year increase of 13.9%; operating profit of ¥283.0 billion, a year-on-year increase of 156.0%; income before income taxes of ¥298.0 billion, a year-on-year increase of 128.7%; and net income attributable to Canon Inc. of ¥201.0 billion, a year-on-year increase of 141.2%.

For more details, please refer to “Notice Regarding Revision of Consolidated Results Forecast” released separately on July 19, 2021.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2021		Change	Year ended December 31, 2020	Change (%)
	Outlook as of April 26 (A)	Outlook as of July 19 (B)	(B - A)	Results (C)	(B - C) / C
Net sales	3,500,000	3,600,000	100,000	3,160,243	+13.9%
Operating profit	198,000	283,000	85,000	110,547	+156.0%
Income before income taxes	211,000	298,000	87,000	130,280	+128.7%
Net income attributable to Canon Inc.	140,000	201,000	61,000	83,318	+141.2%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of June 30, 2021	As of December 31, 2020	Change
ASSETS
Current assets	1,903,220	1,789,143	114,077
Cash and cash equivalents	523,565	407,684	115,881
Short-term investments	97	71	26
Trade receivables	493,991	546,771	(52,780)
Inventories	589,125	562,807	26,318
Prepaid expenses and other current assets	309,651	284,556	25,095
Allowance for credit losses	(13,209)	(12,746)	(463)
Non-current assets	2,844,041	2,836,471	7,570
Noncurrent receivables	16,507	17,276	(769)
Investments	55,097	49,994	5,103
Property, plant and equipment, net	1,036,166	1,037,680	(1,514)
Operating lease right-of-use assets	102,214	107,361	(5,147)
Intangible assets, net	306,973	318,497	(11,524)
Goodwill	928,243	915,564	12,679
Other assets	401,135	392,066	9,069
Allowance for credit losses	(2,294)	(1,967)	(327)

Total assets	4,747,261	4,625,614	121,647

LIABILITIES AND EQUITY
Current liabilities	1,322,230	1,326,189	(3,959)
Short-term loans and current portion of long-term debt	345,697	392,235	(46,538)
Trade payables	312,137	303,809	8,328
Accrued income taxes	42,347	18,761	23,586
Accrued expenses	310,025	317,716	(7,691)
Current operating lease liabilities	32,412	32,307	105
Other current liabilities	279,612	261,361	18,251
Non-Current liabilities	463,684	515,384	(51,700)
Long-term debt, excluding current installments	5,673	4,834	839
Accrued pension and severance cost	302,033	345,897	(43,864)
Noncurrent operating lease liabilities	71,033	76,796	(5,763)
Other noncurrent liabilities	84,945	87,857	(2,912)

Total liabilities	1,785,914	1,841,573	(55,659)

Canon Inc. shareholders’ equity	2,745,425	2,575,031	170,394
Common stock	174,762	174,762	-
Additional paid-in capital	404,549	404,620	(71)
Retained earnings	3,542,570	3,478,807	63,763
Legal reserve	68,656	69,436	(780)
Other retained earnings	3,473,914	3,409,371	64,543
Accumulated other comprehensive income (loss)	(218,097)	(324,789)	106,692
Treasury stock, at cost	(1,158,359)	(1,158,369)	10
Noncontrolling interests	215,922	209,010	6,912

Total equity	2,961,347	2,784,041	177,306

Total liabilities and equity	4,747,261	4,625,614	121,647

* Canon has changed the presentation of allowance for credit losses as defined in ASU No. 2016-13, Financial Instruments - Credit Losses - (Topic 326): Measurement of Credit Losses on Financial Instruments, from the beginning of the first quarter of 2021. Consolidated balance sheet for the year ended December 31, 2020 also has been reclassified.

	Millions of yen
	As of June 30, 2021	As of December 31, 2020
Notes:
1. Accumulated depreciation	2,826,904	2,770,106
2. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(26,470)	(113,646)
Net gains and losses on derivative instruments	(562)	100
Pension liability adjustments	(191,065)	(211,243)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Consolidated statements of income (loss)

Results for the second quarter

	Millions of yen
	Three months ended June 30, 2021	Three months ended June 30, 2020	Change(%)
Net sales	881,933	673,315	+	31.0
Cost of sales	464,310	398,000

Gross profit	417,623	275,315	+	51.7
Operating expenses:
Selling, general and administrative expenses	269,404	229,348
Research and development expenses	70,950	63,722

	340,354	293,070

Operating profit (loss)	77,269	(17,755)		-
Other income (deductions):
Interest and dividend income	613	487
Interest expense	(180)	(202)
Other, net	8,071	10,247

	8,504	10,532

Income (loss) before income taxes	85,773	(7,223)		-

Income taxes	21,251	(2,121)

Consolidated net income (loss)	64,522	(5,102)
Less: Net income attributable to noncontrolling interests	3,373	3,733

Net income (loss) attributable to Canon Inc.	61,149	(8,835)		-

Results for the first half
	Millions of yen
	Six months ended June 30, 2021	Six months ended June 30, 2020	Change(%)
Net sales	1,724,584	1,455,627	+	18.5
Cost of sales	922,602	821,649

Gross profit	801,982	633,978	+	26.5
Operating expenses:
Selling, general and administrative expenses	515,839	487,191
Research and development expenses	138,310	131,665

	654,149	618,856

Operating profit	147,833	15,122	+	877.6
Other income (deductions):
Interest and dividend income	1,037	1,625
Interest expense	(348)	(388)
Other, net	3,299	10,929

	3,988	12,166

Income before income taxes	151,821	27,288	+	456.4

Income taxes	38,733	8,304

Consolidated net income	113,088	18,984
Less: Net income attributable to noncontrolling interests	7,485	5,913

Net income attributable to Canon Inc.	105,603	13,071	+	707.9

CANON INC. AND SUBSIDIARIES CONSOLIDATED Consolidated statements of comprehensive income (loss) Results for the second quarter

	Millions of yen
	Three months ended June 30, 2021	Three months ended June 30, 2020	Change(%)
Consolidated net income (loss)	64,522	(5,102)		-
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	12,799	25,456
Net gains and losses on derivative instruments	845	(34)
Pension liability adjustments	349	(12,098)

	13,993	13,324

Comprehensive income (loss)	78,515	8,222	+	854.9
Less: Comprehensive income (loss) attributable to noncontrolling interests	3,424	3,843

Comprehensive income (loss) attributable to Canon Inc.	75,091	4,379		-

Results for the first half
	Millions of yen
	Six months ended June 30, 2021	Six months ended June 30, 2020	Change(%)
Consolidated net income	113,088	18,984	+	495.7
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	88,017	(35,576)
Net gains and losses on derivative instruments	(645)	515
Pension liability adjustments	20,253	(9,746)

	107,625	(44,807)

Comprehensive income (loss)	220,713	(25,823)		-
Less: Comprehensive income (loss) attributable to noncontrolling interests	8,418	6,152

Comprehensive income (loss) attributable to Canon Inc.	212,295	(31,975)		-

CANON INC. AND SUBSIDIARIES CONSOLIDATED 3. DETAILS OF SALES Results for the second quarter

	Millions of yen
Sales by business unit	Three months ended June 30, 2021	Three months ended June 30, 2020	Change(%)
Printing	489,641	393,428	+	24.5
Imaging	169,847	95,526	+	77.8
Medical	111,777	101,852	+	9.7
Industrial and Others	138,065	99,542	+	38.7
Eliminations	(27,397)	(17,033)		-

Total	881,933	673,315	+	31.0

	Millions of yen
Sales by region	Three months ended June 30, 2021	Three months ended June 30, 2020	Change(%)
Japan	191,310	177,293	+	7.9
Overseas:
Americas	247,330	182,801	+	35.3
Europe	235,526	160,622	+	46.6
Asia and Oceania	207,767	152,599	+	36.2

	690,623	496,022	+	39.2

Total	881,933	673,315	+	31.0

Results for the first half
	Millions of yen
Sales by business unit	Six months ended June 30, 2021	Six months ended June 30, 2020	Change(%)
Printing	958,996	871,269	+	10.1
Imaging	318,451	215,351	+	47.9
Medical	236,191	207,946	+	13.6
Industrial and Others	262,617	198,354	+	32.4
Eliminations	(51,671)	(37,293)		-

Total	1,724,584	1,455,627	+	18.5

	Millions of yen
Sales by region	Six months ended June 30, 2021	Six months ended June 30, 2020	Change(%)
Japan	415,578	391,971	+	6.0
Overseas:
Americas	465,688	398,236	+	16.9
Europe	446,515	358,425	+	24.6
Asia and Oceania	396,803	306,995	+	29.3

	1,309,006	1,063,656	+	23.1

Total	1,724,584	1,455,627	+	18.5

*

Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2021, Canon has changed the name and structure of segments to Printing Business Unit, Imaging Business Unit, Medical Business Unit, and Industrial and Others Business Unit. Operating results for the three and six months ended June 30, 2020 also have been reclassified.

Notes:	1. The primary products included in each of the segments are as follows:
Printing Business Unit:

Office multifunction devices (MFDs) / Document solutions / Laser multifunction printers (MFPs) / Laser printers / Inkjet printers / Image scanners / Calculators / Digital continuous feed presses / Digital sheet-fed presses / Wide-format printers / Large format inkjet printers / Commercial photo printers

Imaging Business Unit:

Interchangeable-lens digital cameras / Digital compact cameras / Interchangeable lenses / Compact photo printers / Network cameras / Digital camcorders / Digital cinema cameras / Multimedia projectors / Broadcast equipment

Medical Business Unit:

Digital radiography systems / Diagnostic X-ray systems / Computed tomography (CT) systems /

Magnetic resonance imaging (MRI) systems / Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment

Industrial and Others Business Unit:

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / OLED display manufacturing equipment / Vacuum thin-film deposition equipment / Die bonders / Micromotors / Handy terminals / Document scanners

2. The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Six months ended June 30, 2021	Six months ended June 30, 2020
Cash flows from operating activities:
Consolidated net income	113,088	18,984
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	106,974	108,531
Loss (gain) on disposal of fixed assets	3,825	(1,852)
Deferred income taxes	(3,724)	(5,073)
Decrease in trade receivables	69,573	141,098
Increase in inventories	(7,391)	(28,375)
Increase (decrease) in trade payables	18,898	(32,394)
Increase (decrease) in accrued income taxes	23,243	(1,821)
Decrease in accrued expenses	(18,106)	(40,611)
Decrease in accrued (prepaid) pension and severance cost	(25,884)	(6,539)
Other, net	(7,891)	(11,117)

Net cash provided by operating activities	272,605	140,831
Cash flows from investing activities:
Purchases of fixed assets	(81,940)	(81,800)
Proceeds from sale of fixed assets	991	7,381
Purchases of securities	(1,279)	(212)
Proceeds from sale and maturity of securities	201	237
(Increase) decrease in time deposits, net	(20)	1,600
Acquisitions of businesses, net of cash acquired	-	(127)
Other, net	1,654	47

Net cash used in investing activities	(80,393)	(72,874)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,100	2,100
Repayments of long-term debt	(46,100)	(585)
(Decrease) increase in short-term loans, net	(1,169)	157,553
Dividends paid	(41,831)	(85,107)
Repurchases and reissuance of treasury stock, net	(10)	(50,008)
Other, net	(1,705)	(1,704)

Net cash (used in) provided by financing activities	(89,715)	22,249
Effect of exchange rate changes on cash and cash equivalents	13,384	(2,974)

Net change in cash and cash equivalents	115,881	87,232
Cash and cash equivalents at beginning of period	407,684	412,814

Cash and cash equivalents at end of period	523,565	500,046

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

Not applicable.

6. SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

None.

7. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.